

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2024

David Koos
Chief Executive Officer
Regen BioPharma Inc.
4700 Spring Street, Suite 304
La Mesa, CA 91942

> **Re: Regen BioPharma Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 16, 2024**
> **File No. 024-12505**

Dear David Koos:

We have reviewed your offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Financial Statements, page 41

1.   We note that this is a Tier 1 offering and that you have indicated in Part I, Item 4 of your Form 1-A notification that you have provided unaudited financial statements for all periods presented; however, the financial statements included in the offering statement for the years ended September 30, 2022 and September 30, 2023 are not labeled as "unaudited." Further, based on the audit report included in your annual report on Form 10-K for the fiscal year ended September 30, 2023, it appears that these financial statements were audited. As such, please amend to include audited financial statements in this Form 1-A and ensure that all other requirements of Part F/S (b) of Form 1-A are satisfied.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joseph Vaini